UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                  January 12, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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RECOMMENDATION

TDC BOARD; RECOMMENDATION REITERATED

The Board of Directors' statement in connection with Nordic Telephone Company ApS' reduction of the minimum condition and extension of the offer period for the public tender offer for TDC A/S.

The Board of Directors has taken notice that Nordic Telephone Company ApS has reduced the minimum condition applicable to the public tender offer so that it is a condition to the tender offer that at the end of the extended offer period, NTC owns or has received valid acceptances of the tender offer in respect of an aggregate of at least 85 % of the share capital and votes and in addition has extended the offer period of the public tender offer for TDC A/S to 20 January 2006 (06.01 Central European Time, 00.01 New York City Time). The reduction of the minimum condition and the extension of the offer period does not give rise to the Board of Directors to change or amend the Board of Directors' statement to the shareholders regarding the public tender offer (stock exchange announcement no. 25/2005 of December 2, 2005). The Board of Directors' recommendation to the shareholders of TDC A/S to accept Nordic Telephone Company ApS' offer is thus upheld.


For further information please contact TDC Investor Relations at +45 3343 7680.


TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

     January 12, 2006                                 /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations